

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2020

Michael K. Korenko
President and Chief Executive Officer
VIVOS INC
719 Jadwin Avenue
Richland, Washington 99352

>**Re: VIVOS INC**
>**Post-Qualification Amendment No. 2 to Form 1-A**
>**Filed May 21, 2020**
>**File No. 024-11049**

Dear Mr. Korenko:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 2 to Form 1-A

Use of Proceeds, page 20

1. We note your revisions in response to prior comment 2 and refer to your disclosure in the second paragraph of this section which appears to indicate that you may secure incremental funding from this offering in excess of $4,050,000. Since you are only qualifying 150 million shares at the $0.027 offering price, it is not clear how you would raise funding in this offering in excess of $4,050,000. Please revise as appropriate and ensure that your disclosure in this section indicates whether you will be able to complete the pre-clinical testing required to file an IDE with the FDA to initiate clinical trials for advanced human skin cancer at the 100% offering level.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to

Michael K. Korenko
VIVOS INC
May 29, 2020
Page 2

qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 or Mary Beth Breslin at 202-551-3625 with any questions

                   Sincerely,

                   Division of Corporation Finance
                   Office of Life Sciences

cc: Daniel W. Rumsey, Esq.